UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For April 22, 2025

Commission File Number: 001-42281

PREMIUM CATERING (HOLDINGS) LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

6 Woodlands Walk

Singapore 738398

(Address of principal executive offices)

YU CHUN YIN, EXECUTIVE DIRECTOR

Tel: +65 6355 9488

Email: david.yu@premium-catering.com.sg

6 Woodlands Walk

Singapore 738398

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXTRAORDINARY GENERAL MEETING OF MEMBERS

Premium Catering (Holdings) Limited, a Cayman Islands exempt company (the “Company”), held an Extraordinary General Meeting of Members (“EGM”) at 11:00 a.m., local time, on April 22, 2025, at Units 2303-2505, 25th Floor, C.C. Wu Building, 302-308 Hennessy Road, Wan Chai, Hong Kong, for the following purposes:

(1)	Approving the re-designation and re-classification of shares of the Company (the “Re-Designation and Re-Classification”) such that the currently issued 29,200,000 ordinary shares of par value of US$0.0000005 each in the Company were designated and re-classified into 10,547,250 Class B ordinary shares of par value US$0.0000005 each with 10 votes per share (the “Class B Ordinary Shares”) and 18,652,750 Class A ordinary shares of par value US$0.0000005 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis as follows:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Hero Global Enterprises Limited	10,547,250	10,547,250 Class B Ordinary Shares
All other shareholders	18,652,750	18,652,750 Class A Ordinary Shares
Total	29,200,000

(2)	Approving the adoption of the Second Amended Memorandum of Association and Amended and Restated Articles of Association of the Company as set forth in Annex A to the Proxy Statement (the “Second Amended and Restated Memorandum and Articles of Association”) in substitution for the Amended and Restated Memorandum and Articles of Association of the Company that were in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares; and

(3)	Considering and acting upon such other business as may properly come before the Meeting or any adjournments thereof.

Only Members of record at the close of business on March 28, 2025, were entitled to notice of and to vote at the Meeting.

RESULTS OF THE EXTRAORDINARY GENERAL MEETING OF MEMBERS

On April 22, 2025, the Company’s Extraordinary General Meeting of Members was held at 11:00 a.m., local time, at Units 2303-2505, 25th Floor, C.C. Wu Building, 302-308 Hennessy Road, Wan Chai, Hong Kong. The results of the Extraordinary Meeting were as follows:

(1)	The proposal was approved for the re-designation and re-classification of shares of the Company (the “Re-Designation and Re-Classification”) such that the currently issued 29,200,000 ordinary shares of par value of US$0.0000005 each in the Company be and were re-designated and re-classified into 10,547,250 Class B ordinary shares of par value US$0.0000005 each with 10 votes per share (the “Class B Ordinary Shares”) and 18,652,750 Class A ordinary shares of par value US$0.0000005 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis as follows:

Name of Shareholder	Number of Ordinary shares held Before the Meeting	Number and class of shares held after the re-designation and re-classification of shares of the Company
Hero Global Enterprises Limited	10,547,250	10,547,250 Class B Ordinary Shares
All other shareholders	18,652,750	18,652,750 Class A Ordinary Shares
Total	29,200,000

(2)	The proposal was approved for the adoption of the Second Amended Memorandum of Association and Amended and Restated Articles of Association of the Company as set forth in Annex A to the Proxy Statement notice (the “Second Amended and Restated Memorandum and Articles of Association”) in substitution for the Amended and Restated Memorandum and Articles of Association of the Company as were in effect prior to the EGM, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

Exhibits

99.1	Notice and Proxy Statement for the Extraordinary General Meeting
99.2	Amended and Restated Memorandum and Articles of Association

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIUM CATERING (HOLDINGS) LIMITED (Registrant)

Date: April 28, 2025	By:	/s/ Yu Chun Yin
Yu Chun Yin, Executive Director

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